

April 1, 2019

Steve Priest
Chief Financial Officer
JetBlue Airways Corporation
27-01 Queens Plaza North
Long Island City, New York 11101

> **Re: JetBlue Airways Corporation**
> **Form 10-K for the Year Ended December 31, 2018**
> **Filed February 21, 2019**
> **File No. 000-49728**

Dear Mr. Priest:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Consolidated Statements of Cash Flows, page 57

1. Please revise to provide all disclosures required by ASC 230-10-50, specifically the amounts of interest and income tax and paid per paragraph 2 and the noncash investing and financing activities in paragraphs 3 through 6.

Financial Statements
Notes to Consolidated Financial Statements
Note 2 - Revenue Recognition, page 64

2. We note from page 7 that you have interline and code-sharing agreements with 49 airlines. To the extent revenue recognized from such arrangements is material, please provide us with your analysis regarding how you recognize such revenue. Your response should include whether you are the principal or agent for these services and how you made such determination. Reference to ASC 606-10-55-36 through 39.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Andrew Mew at 202-551-3377 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure